# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Emeren Group Ltd, CIK 0001417892
CUSIP: 75971T301
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing 10 Ordinary shares, no par value per share
Address of issuer's principal executive offices: 149 WATER STREET, SUITE 302, NORWALK, Connecticut (CT), 06854
Date of event which requires filing of this statement: 06/20/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001383838
Persons authorized to receive notices and communications: Himanshu H. Shah, 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina (NC), 27612, (919) 719-6360; Andrew Ledbetter, DLA Piper LLP (US), 701 Fifth Avenue, Suite 6900, Seattle, Washington (WA), 98104, (206) 839-4800; Kevin Criddle, DLA Piper LLP (US), 701 Fifth Avenue, Suite 6900, Seattle, Washington (WA), 98104, (206) 839-4800

## Reporting persons
- Shah Capital Management (CIK 0001383838): type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 18,761,866; sole dispositive power 0; shared dispositive power 18,761,866; aggregate amount beneficially owned 18,761,866 (36.56% of the class)
  Comment: The share value represents the number of American Depositary Shares beneficially owned by the Reporting Person. Each American Depositary Share represents ten Ordinary Shares.
  
  Percentage is based on 513,216,222 Ordinary Shares outstanding as of March 31, 2025, as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.
- Shah Capital Opportunity Fund LP (CIK 0001392302): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,409,249; sole dispositive power 0; shared dispositive power 18,409,249; aggregate amount beneficially owned 18,409,249 (35.87% of the class)
  Comment: The share value represents the number of American Depositary Shares beneficially owned by the Reporting Person. Each American Depositary Share represents ten Ordinary Shares.
  
  Percentage is based on 513,216,222 Ordinary Shares outstanding as of March 31, 2025, as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.
- Himanshu H. Shah (CIK 0001726830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 56,370; shared voting power 18,761,866; sole dispositive power 56,370; shared dispositive power 18,761,866; aggregate amount beneficially owned 18,818,236 (36.67% of the class)
  Comment: The share value represents the number of American Depositary Shares beneficially owned by the Reporting Person. Each American Depositary Share represents ten Ordinary Shares.
  
  Percentage is based on 513,216,222 Ordinary Shares outstanding as of March 31, 2025, as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing 10 Ordinary shares, no par value per share
Name of issuer: Emeren Group Ltd
Address of issuer's principal executive offices: 149 WATER STREET, SUITE 302, NORWALK, Connecticut (CT), 06854
Comment:
This Amendment No. 9 (this 'Schedule 13D Amendment') to the Schedule 13D filed with the Securities and Exchange Commission (the 'SEC') on October 1, 2019 (the 'Original Schedule 13D' and, as amended by Amendment No. 1 filed with the SEC on December 28, 2020, Amendment No. 2 filed with the SEC on January 8, 2021, Amendment No. 3 filed with the SEC on July 15, 2022, Amendment No. 4 filed with the SEC on September 16, 2022 , Amendment No. 5 filed with the SEC on January 13, 2023, Amendment No. 6 filed with the SEC on September 25, 2023, Amendment No. 7 filed with the SEC on January 5, 2024, and Amendment No. 8 filed with the SEC on March 17, 2025, the 'Schedule 13D') is being filed by Shah Capital Management, Inc. ('Shah Capital'), Shah Capital Opportunity Fund LP ('Shah Opportunity'), and Himanshu H. Shah ('Mr. Shah' and, together with Shah Capital and Shah Opportunity, the 'Reporting Persons'), with respect to the ordinary shares, no par value per share (the 'Ordinary Shares') and the American Depository Shares, each representing ten Ordinary Shares (the 'ADSs') of Emeren Group Ltd (the 'Issuer').

The Reporting Persons are filing this Amendment No. 9 in connection with the execution of the Agreement and Plan of Merger (the 'Merger Agreement'), dated as of June 18, 2025, by and among the Issuer, Shurya Vitra Ltd., a BVI business company incorporated under the Laws of the British Virgin Islands ('Parent'), and Emeren Holdings Ltd, a BVI business company incorporated under the Laws of the British Virgin Islands and a wholly owned subsidiary of Parent ('Merger Sub'), and the related transactions described in Item 4 below.

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged.

## Item 2. Identity and Background
Name of person filing:
(i) Shah Capital Management, Inc. ("Shah Capital"), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii) Shah Capital Opportunity Fund LP ("Shah Opportunity"), a Delaware limited partnership; and

(iii) Himanshu H. Shah ("Mr. Shah"), who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Opportunity and Mr. Shah are referred to collectively as the "Reporting Persons."
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is:

2301 Sugar Bush Road, Suite 510
Raleigh, North Carolina 27612
Present principal occupation or employment:
The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Shah Capital is North Carolina corporation.
Shah Opportunity is a Delaware limited partnership.
Mr. Shah is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The descriptions of the Merger Agreement, the Equity Commitment Letter (as defined below), the Limited Guarantee (as defined below) and the Rollover and Support Agreement (as defined below) set forth in Item 4 of this Schedule 13D Amendment are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended to include the following disclosure at the end of the Item:

Agreement and Plan of Merger

On June 18, 2025, the Issuer, Parent and Merger Sub entered into the Merger Agreement pursuant to which, among other things, Merger Sub will merge with and into the Issuer (the 'Merger'), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. The Merger Agreement was approved unanimously by the board of directors of the Issuer (the 'Board'), acting upon the unanimous recommendation of a special committee of the Board consisting of the three existing independent directors of the Board (the 'Special Committee') and the Board resolved to recommend approval of the Merger and the Merger Agreement to the Issuer's shareholders (the 'Issuer Recommendation').

Pursuant to the Merger Agreement, (a) each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (the 'Effective Time') will be cancelled in exchange for the right to receive US$0.20 per Ordinary Share in cash, without interest (the 'Per Share Merger Consideration'), except for (i) Ordinary Shares represented by ADSs (ii) the Excluded Shares, as defined in the Merger Agreement, which includes Ordinary Shares held by Parent or any direct or indirect subsidiary of Parent and Ordinary Shares owned by the Issuer as treasury shares or by any direct or indirect subsidiary of the Issuer, (iii) Ordinary Shares in respect of which the holder thereof has duly and validly exercised a right of dissent in accordance with Section 179 of the BVI Business Companies Act (the 'BVI Act') and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its rights to dissent from the Merger (the 'Dissenting Shares'), and (iv) outstanding awards of restricted share units issued by the Issuer pursuant to the Issuer's share plan that are subject to transfer and other restrictions which lapse upon the vesting of such awards ('Company Restricted Share Unit Awards'), (b) each Ordinary Share represented by ADSs issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$2.00 per ADS in cash, without interest (the 'Per ADS Merger Consideration'), (c) the Excluded Shares (including the Rollover Securities (as defined below)) will be cancelled and extinguished, (d) the Dissenting Shares will be cancelled and will cease to exist or be outstanding, and each dissenting shareholder will cease to be a shareholder and will cease to have any rights as a shareholder (including any right to receive Per Share Merger Consideration), subject to and except for the right to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 179 of the BVI Act, and (e) the Company Restricted Share Unit Awards will be treated as described below.

At the Effective Time, the Issuer's equity awards will be treated in the following manner:

(i) Each outstanding share option issued by the Issuer pursuant to the Issuers share plan that entitles the holder thereof to purchase Ordinary Shares upon the vesting of such award (a 'Company Option') which is vested will be cancelled in exchange for a cash amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such vested Company Option, multiplied by (y) the number of Ordinary Shares underlying such vested Company Option. If the exercise price of any vested Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option will be cancelled in exchange for an employee incentive award issued by the surviving company which will have substantially similar terms and conditions as under the Issuers share plan and the award agreement with respect to such unvested Company Option.

(ii) Each unvested Company Option will automatically be cancelled in exchange for an employee incentive award issued by the surviving company which will have substantially similar terms and conditions as under the Issuers share plan and the award agreement with respect to such unvested Company Option.

(iii) Each vested Company Restricted Share Unit Award will be cancelled in exchange for a cash amount equal to the Per Share Merger Consideration.

(iv) Each unvested Company Restricted Share Unit Award will be cancelled in exchange for an employee incentive award issued by the surviving company which will have substantially similar terms and conditions as under the Issuers share plan and the award agreement with respect to such unvested Company Restricted Share Unit Award.

The Merger Agreement contains customary representations, warranties and covenants of the Issuer, Parent and Merger Sub, including, among others, covenants by the Issuer to conduct its business in the ordinary course of business during the period between execution of the Merger Agreement and, the earlier of, the Effective Time or the termination of the Merger Agreement and prohibiting the Issuer from engaging in certain kinds of activities during such period without the consent of Parent. The consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) the approval of the Merger Agreement and the Merger by the Issuers shareholders of the Merger Agreement and the transactions contemplated by the Merger Agreement (the 'Shareholder Approval'), (ii) the absence of any order prohibiting, restraining, staying, making illegal or enjoining the consummation of the transactions (including the Merger) contemplated by the Merger Agreement, and (iii) the all applicable waiting periods, together with any extensions thereof, or any actions, non-actions, consents, approvals, waivers or clearances set forth in the Merger Agreement being expired, terminated, or obtained.

From the date of the Merger Agreement until the earlier of the Effective Time or the termination, if any, of the Merger Agreement, the Issuer is subject to customary 'no-shop' restrictions pursuant to which the Issuer will not, among other things: (1) directly or indirectly solicit, initiate, propose, knowingly facilitate or knowingly encourage any action to facilitate or encourage the submission of any bona fide inquiry, proposal, or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement); (2) engage in, maintain, continue, knowingly facilitate or knowingly encourage or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal with, or propose any non-public information or data concerning the Issuer or any of its subsidiaries to, any third party in furtherance of an Acquisition Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Acquisition Proposal; (3) (a) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Issuer Recommendation, (b) fail to make the Issuer Recommendation or fail to include the Issuer Recommendation in the Proxy Statement (as defined in the Merger Agreement), (c) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Issuer an Acquisition Proposal, or (d) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer; (4) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or commitment (other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement)) contemplating or otherwise relating to, any Acquisition Proposal; or (5) adopt resolutions or otherwise take any action to grant any third party waiver, amendment or release under any standstill, confidentiality or similar agreement or takeover statutes to which the Issuer or any of its subsidiaries is a party or with respect to any class of equity interests of the Issuer or any of its subsidiaries (except as otherwise provided in the Merger Agreement).

The Merger Agreement may be terminated at any time prior to the closing of the Merger by the mutual written consent of the Parent and the Issuer, acting upon the recommendation of the Special Committee. In addition, either the Issuer or Parent may terminate the Merger Agreement if, among certain other circumstances and as more fully set forth in the Merger Agreement, (1) the Merger has not been consummated on or before December 31, 2025 (the 'End Date'), (2) a breach of any representation, warranty, covenant or agreement by any party to the Merger Agreement, (3) the failure by any party to the Merger Agreement to satisfy the closing conditions set forth in the Merger Agreement, (4) the Issuers Board, acting upon the recommendation of the Special Committee, makes a determination with respect to a Superior Proposal (as defined in the Merger Agreement) or an Intervening Event (as defined in the Merger Agreement), or (5) the Issuers shareholders fail to adopt the Merger Agreement at the Shareholders Meeting.

In the event that the Merger Agreement is terminated by the Issuer due to (1) a breach of any representation, warranty, covenant or agreement by Parent or Merger Sub, and Parent and Merger Sub fails to cure the breach as specified in the Merger Agreement or (2) the failure of Parent and Merger Sub to consummate the Merger within five business days following the attainment of the Closing Conditions, Parent shall pay to the Issuer a fee of US$4,500,000. In the event that the Merger Agreement is terminated by the Parent in specified circumstances relating to the Issuer changing its recommendation or consummating an alternative transaction, the Company shall pay to the Parent a fee of US$4,500,000.

If the transactions under the Merger Agreement are consummated the Ordinary Shares and ADSs will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

Equity Commitment Letters

Pursuant to equity commitment letter (the 'Equity Commitment Letters') dated June 18, 2025, Mr. Shah committed to provide Parent, at or prior to the Effective Time, with an equity contribution solely for the purpose of funding, to the extent necessary to fund, such portion of the aggregate Per Share Merger Consideration, the aggregate Per ADS Merger Consideration and such other amounts required to be paid by Parent pursuant to and in accordance with the Merger Agreement, together with related fees and expenses (which, for the avoidance of doubt, does not include any termination fees payable by Parent and certain obligations set forth in the Limited Guarantee).

Limited Guarantee

In connection with the Merger Agreement, Mr. Shah provided the Issuer with a Limited Guarantee in favor of the Issuer (the 'Limited Guarantee'). The Limited Guarantee guaranties, among other things, the payment of the termination fee under the Merger Agreement payable by Parent and certain costs and expenses, as set forth in the Merger Agreement and the Limited Guarantee, subject to the conditions set forth in the Limited Guarantee.

Rollover and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain shareholders of the Issuer (the 'Rollover Securityholders') executed and delivered to Parent a rollover and support agreement (the 'Rollover Agreement'), pursuant to which each such Rollover Securityholder has agreed, among other things, (a) subject to the terms and conditions of the Rollover Agreement, to vote the Issuer's securities (including Issuer securities represented by ADSs) beneficially owned by each such Rollover Securityholder (the 'Rollover Securities'), in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement; and (b) subject to the terms and conditions of the Rollover Agreement, to the cancellation of the Issuer securities owned by the Rollover Securityholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) - Shah Capital Management
18,761,866; 36.56%

(ii) - Shah Capital Opportunity Fund LP
18,409,249; 35.87%

(iii) - Himanshu H. Shah
18,818,236; 36.67%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) - Shah Capital Management
Sole Voting Power - 0
Shared Voting Power - 18,761,866
Sole Dispositive Power - 0
Shared Dispositive Power - 18,761,866

(ii) - Shah Capital Opportunity Fund LP
Sole Voting Power - 0
Shared Voting Power - 18,409,249
Sole Dispositive Power - 0
Shared Dispositive Power - 18,409,249

(iii) - Himanshu H. Shah
Sole Voting Power - 56,370
Shared Voting Power - 18,761,866
Sole Dispositive Power - 56,370
Shared Dispositive Power - 18,761,866
Transactions in the class effected during the past sixty days:
N/A.

Except as set forth here, no other transactions in shares of the Issuer were effected by any Reporting Persons within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 6 of the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The agreements referenced in this Schedule 13D Amendment will be filed by amendment.

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (06/20/2025)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (06/20/2025)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (06/20/2025)